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                                                                    Exhibit 4(f)

Plan-Reimbursement Endorsement

Made a part of the Contract to which it is attached

We will credit to this Contract [$xx,xxx] on [enter date] as reimbursement to the Plan of the exit charge assessed the Plan under the investment vehicle from which the initial Purchase Payment to this Contract has come.

In consideration of the above credit, you understand that you will not be eligible for the lower Annual Mortality and Expense Risk Charge of [0.75%] until the [10th)] Contract Year.

The Lincoln National Life Insurance Company

Calvin King, Second Vice President